CUSIP No. 29014R103	SCHEDULE 13G/A	Page 1 of 6

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2 - Exit Filing)*

Eloxx Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value, $0.01 per share

(Title of Class of Securities)

29014R103

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29014R103	SCHEDULE 13G/A	Page 2 of 6

1.	NAMES OF REPORTING PERSONS
Roche Finance Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0

	6.	SHARED VOTING POWER	1,893 (1)

	7.	SOLE DISPOSITIVE POWER	0

	8.	SHARED DISPOSITIVE POWER	1,893 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,893 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1% (1)
12.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Reflects a 1-for-40 reverse stock split completed by the Issuer on December 1, 2022, following which the Issuer had approximately 2,166,405 shares of Common Stock outstanding based on the number of shares reported outstanding by the Issuer in its Quarterly Report on Form 10-Q filed on November 10, 2022.

CUSIP No. 29014R103	SCHEDULE 13G/A	Page 3 of 6

1.	NAMES OF REPORTING PERSONS
Roche Holding Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0

	6.	SHARED VOTING POWER	1,893 (1)

	7.	SOLE DISPOSITIVE POWER	0

	8.	SHARED DISPOSITIVE POWER	1,893 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,893 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1% (1)
12.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Reflects a 1-for-40 reverse stock split completed by the Issuer on December 1, 2022, following which the Issuer had approximately 2,166,405 shares of Common Stock outstanding based on the number of shares reported outstanding by the Issuer in its Quarterly Report on Form 10-Q filed on November 10, 2022.

CUSIP No. 29014R103	SCHEDULE 13G/A	Page 4 of 6

Item 1(a).	Name of Issuer:

Eloxx Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

480 Arsenal Way, Watertown, Massachusetts 02472

Item 2.

(a) Name of Person Filing: Roche Finance Ltd and Roche Holding Ltd

(b) Address or principal business office or, if none, residence:

Roche Finance Ltd: Grenzacherstrasse 122, 4070 Basel, Switzerland

Roche Holding Ltd: Grenzacherstrasse 124, 4070 Basel, Switzerland

(c) Citizenship:

Roche Finance Ltd: Switzerland

Roche Holding Ltd: Switzerland

(d) Title of Class of Securities: Common Stock, par value, $0.01 per share

(e) CUSIP No.: 29014R103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned by each of the Reporting Persons: 1,893 (1)

(b)	Percent of Class: Each Reporting Person may be deemed to beneficially own 0.1% (1)

(c)	Number of shares as to which each Reporting Person has:

(i)       Sole power to vote or to direct the vote: 0

(ii)       Shared power to vote or to direct the vote: 1,893 (1)

(iii)       Sole power to dispose or to direct the disposition of: 0

(iv)       Shared power to dispose or to direct the disposition of: 1,893 (1)

(1)	Reflects a 1-for-40 reverse stock split completed by the Issuer on December 1, 2022, following which the Issuer had approximately 2,166,405 shares of Common Stock outstanding based on the number of shares reported outstanding by the Issuer in its Quarterly Report on Form 10-Q filed on November 10, 2022.

CUSIP No. 29014R103	SCHEDULE 13G/A	Page 5 of 6

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

As of December 31, 2022, the reporting persons owned less than 5 percent of the Issuer’s common stock. On January 6, 2023, the reporting persons sold the remaining shares of the Issuer’s common stock and no longer beneficially own any securities of the Issuer.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Roche Finance Ltd is a wholly-owned subsidiary of Roche Holding Ltd.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

CUSIP No. 29014R103	SCHEDULE 13G/A	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 13th day of February, 2023.

ROCHE FINANCE LTD

By:	/s/ Carole Nuechterlein
Carole Nuechterlein, Authorized Signatory

By:	/s/ Peter Trybus
Peter Trybus, Authorized Signatory

ROCHE HOLDING LTD

By:	/s/ Peter Trybus
Peter Trybus, Authorized Signatory

By:	/s/ Claudia Boeckstiegel
Claudia Boeckstiegel, Authorized Signatory